Exhibit 4.1

AMENDED AND RESTATED VOTING AND FIRST REFUSAL AGREEMENT

This AMENDED AND RESTATED VOTING AND FIRST REFUSAL AGREEMENT (the “Agreement”) is made and entered into as of May 26, 2017, by and among Boston Omaha Corporation, a Delaware corporation (the “Company”), Boulderado Partners, LLC (“Boulderado”) and Magnolia Capital Fund, LP (“Magnolia” and together with Boulderado each, a “Class B Stockholder” and collectively, the “Class B Stockholders” and, together with the Company, the “Parties”).  The Company’s Board of Directors is referred to herein as the “Board.”

RECITALS

WHEREAS, the Class B Stockholders hold in the aggregate all of the outstanding shares of Company’s Class B Common Stock, par value $0.001 per share (the “Class B Common Stock”), in the originally issued amounts set forth on Exhibit A attached hereto (as adjusted for stock splits, combinations or other similar recapitalizations;

WHEREAS, the Company’s Second Amended and Restated Certificate of Incorporation (as the same may be amended and/or restated from time to time, the “Certificate of Incorporation”) provides that (a) holders of shares of Class B Common Stock, voting as a separate class, shall elect two (2) members of the Board (the “Class B Directors”), and (b) holders of shares of the Company’s Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”) and holders of shares of all other classes of voting capital stock, including the Class B Common Stock (on an as converted to Class A Common Stock basis), voting together as a single class, shall be entitled to elect the remaining members of the Board, if any; and

WHEREAS, the Company and the Class B Stockholders are party to that certain Voting and First Refusal Agreement, dated as of June 19, 2015 (the “Original Agreement”), and pursuant to Section 10.5 of the Original Agreement, the Parties hereto wish to amend and restate the Original Agreement as set forth herein.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree to amend and restate the Original Agreement in its entirety as follows:

1. Agreement to Vote.  Each Class B Stockholder, as a holder of Class B Common Stock, hereby agrees on behalf of itself and any transferee or assignee of any such shares of Class B Common Stock, to hold all of the shares of Class B Common Stock registered in its name and any other securities of the Company currently owned or subsequently acquired by such Class B Stockholder in the future (and any securities of the Company issued with respect to, upon conversion of, or in exchange or substitution for such shares or other securities) (hereinafter collectively referred to as the “Shares”), subject to, and to vote such shares at a regular or special meeting of stockholders (or by written consent) in accordance with, the provisions of this Agreement.

2. Voting Provisions Relating to the Board.

2.1. Board Size.  Each of the Class B Stockholders shall vote, or cause to be voted, at a regular or special meeting of stockholders (or by written consent) all Shares owned by such Class B Stockholder (or as to which such Class B Stockholder has voting power) to ensure that the size of the Board shall be set and remain at six (6) directors, unless otherwise increased or decreased by the Class B Directors.

2.2. Election of Directors.

2.2.1. In any election of directors of the Company to elect the Class B Directors, the Class B Stockholders shall each vote at any regular or special meeting of stockholders (or by written consent) all shares of Class B Common Stock then owned by them (or as to which they then have voting power) to elect to the Board as Class B Directors each of Alex B. Rozek, as a nominee of Boulderado (the “Boulderado Class B Director”) and Adam K. Peterson, as a nominee of Magnolia (the “Magnolia Class B Director”).

2.2.2. In the event that (a) a Class B Stockholder sells, assigns or otherwise transfers more than eighty percent (80%) of its originally issued shares of Class B Common Stock or (b) a Class B Director becomes Incapacitated as described in Section 5 below, then the Boulderado Class B Director or the Magnolia Class B Director, as applicable, associated with the selling Class B Stockholder, or the incapacitated Class B Director, as the case may be, may be removed from the Board upon the majority vote of the holders of Class A Common Stock and Class B Common Stock, voting together as a single class, and in such event (i) the number of Class B Directors shall be reduced to one (1), and (ii) the remaining director shall be elected by the majority vote of the holders of Class A Common Stock and Class B Common Stock, voting together as a single class, in accordance with the Certificate of Incorporation.  For the avoidance of doubt, in the event that both Class B Stockholders transfer their shares of Class B Common Stock, or both Class B Directors become incapacitated, or one Class B Stockholder transfers its shares of Class B Common Stock and the Class B Director associated with the other Class B Stockholder becomes incapacitated, then the number of Class B Directors may be reduced to zero (0).

2.2.3. In the absence of any nomination from the persons with the right to nominate a director as specified above, the director or directors previously nominated by such persons and then serving shall be reelected if still eligible to serve as provided herein.

2.2.4. To the extent that the application of Subsections 2.2.1 and 2.2.2 above shall result in the designation of less than all of the authorized directors, then any remaining directors shall be nominated and elected by the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Certificate of Incorporation.

2.3. Removal; Vacancies. Any director of the Company may be removed from the Board in the manner allowed by law and the Certificate of Incorporation and Bylaws, but with respect to any director nominated pursuant to Subsections 2.2.1 or 2.2.2 above, only upon the vote or written consent of the Class B Stockholders (or other persons) entitled to nominate such director.  Any vacancy created by the resignation, removal or death of a director elected pursuant to Section 2.2 above shall be filled pursuant to the provisions of Section 2.

3. Vote to Increase Authorized Common Stock.  Each Class B Stockholder agrees to vote or cause to be voted all Shares owned by such Class B Stockholder, or over which such Class B Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Class A Common Stock from time to time to ensure that there will be sufficient shares of Class A Common Stock available for conversion of all of the shares of Class B Common Stock outstanding at any given time.

4. First Refusal Right.

4.1. Notice of Transfer.  In the event any Class B Stockholder wishes to sell, assign or otherwise transfer its shares of Class B Common Stock (the “Offered Shares”), such Class B Stockholder (the “Transferor”) shall provide written notice (the “Transfer Notice”) to the Company and the other Class B Stockholder (the “Offeree”).  The Transfer Notice shall include (i) the purchase price and form of consideration proposed to be paid for the Offered Shares (which shall be no less than all of the Class B Common Stock held by the Transferor), (ii) the name and address of the prospective transferee (the “Prospective Transferee”), and (iii) the other material terms and conditions upon which the proposed transfer is to be made, including the intended date of the proposed transfer.

4.2. Right of First Refusal.  The Offeree shall have an option for a period of fifteen (15) days from delivery of the Transfer Notice to elect to purchase the Offered Shares at the same price and subject to the same material terms and conditions as described in the Transfer Notice.  The Offeree may exercise such purchase option and purchase all (but not less than all) of the Offered Shares by notifying the Company and the Transferor in writing before expiration of such fifteen (15) day period of its election to purchase the Offered Shares.  If the Offeree gives the Company and the Transferor notice that it desires to purchase such shares, then payment for the Offered Shares shall be made by check or wire transfer against delivery of the Offered Shares to be purchased at a time and place agreed upon between the Transferor and the Offeree, which time shall be no later than forty-five (45) days after delivery to the Offeree of the Transfer Notice, unless the Transfer Notice contemplated a later closing.

4.3. Conversion and Sale Upon Failure to Exercise Purchase Option.  If the Offeree fails to purchase all of the Offered Shares by exercising the option granted in Section 4.2 within the fifteen (15)-day period provided, then the Transferor shall be free to sell all, but not less than all, of the Offered Shares to the Prospective Transferee on terms and conditions substantially similar to (and in no event more favorable than) the terms and conditions set forth in the Transfer Notice; provided, that such sale shall be consummated within forty-five (45) days after receipt of the Transfer Notice by the Offeree and, if such sale is not consummated within such forty-five (45)-day period, such sale shall again become subject to the right of first refusal on the terms set forth in Section 4.2; and provided, further, that immediately prior to any such sale to the Prospective Transferee, the Offered Shares shall automatically convert into shares of Class A Common Stock, in accordance with the procedures set forth in Article IV, Part B, Section 5.1 of the Certificate of Incorporation.

5. Conversion Upon Incapacitation.  In the event of (a) the death of a Class B Director, (b) the incapacitation of a Class B Director as a result of illness or accident, whether physical or mental which, in the opinion of an independent medical expert or another independent authority selected by Company, makes it reasonably unlikely that the Class B Director will be able to perform his normal duties for the Company for a period of ninety (90) days, whether or not consecutive, during any 360-day period (collectively, “Incapacitation”), or (c) a Change of Control of a Class B Stockholder, then the Class B Stockholder which nominated such dead or Incapacitated Class B Director, or the Class B Stockholder undergoing such Change of Control, shall (as promptly as practicable following the death or incapacitation of such Class B Director, or immediately prior to such Change of Control, as applicable) convert all of such Class B Stockholder’s Shares of Class B Common Stock into shares of Class A Common Stock, in accordance with the procedures set forth in the Certificate of Incorporation.   For the purposes of this Section 5, a “Change of Control” means, with respect to a Class B Stockholder, (i) the replacement of the current Managing Member, General Partner or other individual or entity having similar responsibilities with respect to either Boulderado or Magnolia, as applicable (a “Manager”), with another party not controlled by such Manager or its affiliates, or (ii) a reduction in the current Manager’s controlling power through the inclusion of one or more additional Managing Members, General Partners or other individuals or entities having similar responsibilities with respect to either Boulderado or Magnolia, as applicable.

Notwithstanding the provisions of the preceding paragraph, in the event of a Change of Control or dissolution of (a) Magnolia, then at the written request of Adam K. Peterson to the Company no later than thirty (30) days after such Change of Control or dissolution, Magnolia may assign all of its rights and obligation under this Agreement to Adam K. Peterson or any entity owned or controlled by Adam K. Peterson, provided that Adam K. Peterson directly, or through any affiliates, continues to own a legal or beneficial interest in at least twenty percent (20%) of the shares of Class B Common Stock originally issued to Magnolia, and (b) of Boulderado, at the written request of Alex B. Rozek to the Company no later than thirty (30) days after such Change of Control or dissolution, Boulderado may assign all of its rights and obligation under this Agreement to Alex B. Rozek or any entity owned or controlled by Alex B. Rozek, provided that Alex B. Rozek directly, or through any affiliates, continues to own a legal or beneficial interest in at least twenty percent (20%) of the shares of Class B Common Shares originally issued to Boulderado.  In calculating the number of shares of Class B Common Stock owned under this Agreement, appropriate adjustment shall be made for any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any distribution to holders of shares of Class B Common Stock other than a cash dividend.

6. Legend on Share Certificates.  Each certificate representing any Shares shall be endorsed by the Company with a legend reading substantially as follows:

“THE SHARES EVIDENCED HEREBY ARE SUBJECT TO AN AMENDED AND RESTATED VOTING AND FIRST REFUSAL AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE ISSUER), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SAID AMENDED AND RESTATED VOTING AND FIRST REFUSAL AGREEMENT.”

7. No Liability for Election of Recommended Directors.  Neither any Party to this Agreement, nor any officer, director, stockholder, partner, employee or agent of any such Party, makes any representation or warranty as to the fitness or competence of the nominee of any Party hereunder to serve on the Board by virtue of such Party’s execution of this Agreement or by the act of such Party in voting for such nominee pursuant to this Agreement.

8. Remedies.

8.1. Grant of Proxy and Power of Attorney; No Conflicting Agreements.  Each Class B Stockholder hereby constitutes and appoints as the proxies of such Class B Stockholder, and hereby grants a power of attorney, to (a) the Co-Chief Executive Officers of the Company and (b) a stockholder or other person designated by the Board, and each of them, with full power and substitution, with respect to the matters set forth herein, and hereby authorizes each of them to represent and to vote, if and only if such Class B Stockholder (i) fails to vote or (ii) attempts to vote (whether by proxy, in person or by written consent) in a manner which is inconsistent with the terms of this Agreement, all of such Class B Stockholder’s Shares in the manner provided in Sections 2 and 3 hereof, and hereby authorizes each of them to take any action necessary to give effect to the provisions contained in Sections 2 and 3 hereof.  Each of the proxy and power of attorney granted in this Section 8.1 is given in consideration of the agreements and covenants of the Parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable until this Agreement terminates pursuant to its terms or this Section 8 is amended to remove such grant of proxy and power of attorney in accordance with Section 10.5 hereof.  Each Class B Stockholder hereby revokes any and all previous proxies or powers of attorney with respect to such Class B Stockholder’s Shares and shall not hereafter, until this Agreement terminates pursuant to its terms or this Section 8 is amended to remove this provision in accordance with Section 10.5 hereof, grant, or purport to grant, any other proxy or power of attorney with respect to such Shares, deposit any of such Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or power of attorney or give instructions with respect to the voting of any of such Shares, in each case, with respect to any of the matters set forth in this Agreement.

8.2. Specific Enforcement.  It is agreed and understood that monetary damages would not adequately compensate an injured Party for the breach of this Agreement by any other Party, that this Agreement shall be specifically enforceable in any action instituted in any court of the United States or any state having subject matter jurisdiction, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order.  Further, each Party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

8.3. Remedies Cumulative.  All remedies, either under this Agreement or by law or otherwise afforded to any Party, shall be cumulative and not alternative.

9. Execution by the Company.  The Company, by its execution in the space provided below, agrees that it will cause the certificates evidencing the Shares issued after the date hereof to bear the legend required by Section 6 hereof, and it shall supply, free of charge, a copy of this Agreement to any holder of a certificate evidencing shares of capital stock of the Company upon written request from such holder to the Company at its principal office.  The Parties hereto do hereby agree that the failure to cause the certificates evidencing the Shares to bear the legend required by Section 6 hereof and/or failure of the Company to supply, free of charge, a copy of this Agreement, as provided under this Section 6, shall not affect the validity or enforcement of this Agreement.

10. Miscellaneous.

10.1. Titles and Subtitles.  The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

10.2. Notices.  All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed effectively given upon the earlier to occur of actual receipt or:  (a) upon personal delivery to the Party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; or if not, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt.  All communications shall be sent to the respective Parties at the addresses set forth on the signature pages attached hereto (or at such other addresses as shall be specified by notice given in accordance with this Section 10.2).

10.3. Term.  This Agreement shall terminate and be of no further force or effect upon the earliest to occur of: (a) the transfer by each of the Class B Stockholders of more than eighty percent (80%) of their originally issued shares of Class B Common Stock, (b) the consummation of a Deemed Liquidation Event (as defined in the Certificate of Incorporation), or (c) the consummation of a transaction in which more than fifty percent (50%) of the outstanding voting capital stock of the Company on an as-converted to Class A Common Stock basis is transferred to one or more unaffiliated third parties.

10.4. Manner of Voting.  The voting of shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law.

10.5. Amendments and Waivers.  Any term hereof may be amended and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of both of the Class B Stockholders. Notwithstanding the foregoing, any provision hereof may be waived by the waiving Party on such Party’s behalf, without the written consent of any other Party.

10.6. Stock Splits, Stock Dividends, etc.  In the event of any issuance of shares of the Company’s voting securities hereafter to any of the Parties hereto (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization or the like), such shares shall become subject to this Agreement and shall be endorsed with the legend set forth in Section 6.

10.7. Severability.  Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

10.8. Governing Law.  This Agreement shall be governed by and construed in accordance with the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to conflicts of law principles thereof.

10.9. Entire Agreement.  Upon the effectiveness of this Agreement, the Original Agreement shall be deemed amended and restated in its entirety by this Agreement, and shall be of no further force or effect.  This Agreement (including the Exhibits hereto) constitutes the full and entire understanding and agreement among the Parties with respect to the subject matter hereof and thereof, and supersedes all other agreements of the Parties relating to the subject matter hereof and thereof.

10.10. Counterparts.  This Agreement may be executed and delivered by electronic or facsimile signature and in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

10.11. Delays or Omissions.  No delay or omission to exercise any right, power or remedy accruing to any Party under this Agreement, upon any breach or default of any other Party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting Party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence thereto, or of any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring.  Any waiver, permit, consent or approval of any kind or character on the part of any Party of any breach or default under this Agreement, or any waiver on the part of any Party of any provision or condition of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.

10.12. Further Assurances.  At any time or from time to time after the date hereof, the Parties agree to cooperate with each other, and at the request of any other Party, to execute and deliver any further instruments or documents and to take all such further action as the other Party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the Parties hereunder.

10.13. Aggregation.  All Shares held or acquired by a Class B Stockholder and/or its affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

10.14. Dispute Resolution.  Any unresolved controversy or claim arising out of or relating to this Agreement, except as otherwise provided in this Agreement, shall be submitted to arbitration by one arbitrator mutually agreed upon by the parties, and if no agreement can be reached within thirty (30) days after names of potential arbitrators have been proposed by the American Arbitration Association (the “AAA”), then by one arbitrator having reasonable experience in corporate finance transactions of the type provided for in this Agreement and who is chosen by the AAA.  The arbitration shall take place in Boston, Massachusetts in accordance with the AAA rules then in effect, and judgment upon any award rendered in such arbitration will be binding and may be entered in any court having jurisdiction thereof.  There shall be limited discovery prior to the arbitration hearing as follows:  (a) exchange of witness lists and copies of documentary evidence and documents relating to or arising out of the issues to be arbitrated, (b) depositions of all party witnesses and (c) such other depositions as may be allowed by the arbitrators upon a showing of good cause.  Depositions shall be conducted in accordance with the Delaware Code of Civil Procedure, the arbitrator shall be required to provide in writing to the parties the basis for the award or order of such arbitrator, and a court reporter shall record all hearings, with such record constituting the official transcript of such proceedings.

The prevailing party shall be entitled to reasonable attorney’s fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court located in Boston, Massachusetts or any court of the Commonwealth of Massachusetts having subject matter jurisdiction.

10.15. Class B Stockholder Acknowledgements. Each Class B Stockholder acknowledges that it: (i) has read this Agreement; (ii) has been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of such Class B Stockholder’s own choice or has voluntarily declined to seek such counsel; (iii) understands the terms and consequences of this Agreement; (iv) is fully aware of the legal and binding effect of this Agreement; and (v) understands that the law firm of Gennari Aronson, LLP is acting as counsel to the Company in connection with the transactions contemplated by the Agreement, and is not acting as counsel for such Class B Stockholder.

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IN WITNESS WHEREOF, the parties have executed this Amended and Restated Voting and First Refusal Agreement as of the date first above written.

BOSTON OMAHA CORPORATION
By:	/s/ Alex B. Rozek
Name: Alex B. Rozek
Title:	Co-Chief Executive Officer

BOULDERADO PARTNERS, LLC
By its Managing Member
Boulderado Group, LLC, Manager

By:	/s/ Alex B. Rozek
Name: Alex B. Rozek
Title:	Manager

MAGNOLIA CAPITAL FUND, LP
By its General Partner
The Magnolia Group, LLC

By:	/s/ Adam K. Peterson
Name: Adam K. Peterson

Signature Page to Amended and Restated Voting and First Refusal Agreement

Exhibit A

Class B Stockholder	Shares of Class B Common Stock
Boulderado Partners, LLC	527,780
Magnolia Capital Fund, LP	527,780

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